SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation announces its unaudited, preliminary financial information including its six generating subsidiaries for the three-month period ended March 31, 2006 as attached hereto. It must be noted that this financial information is made by simply adding the results of operations of KEPCO to the results of operations of its six generating subsidiaries only after adjusting for major inter-company transactions.

☐ Attached: Unaudited, preliminary financial information including its six generating subsidiaries for the three-month period ended March 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Lee, Hi-Taek
Name:	Lee, Hi-Taek
Title:	Chief Financial Officer

Date: May 12, 2006

[Attachment]

Disclaimer:

The financial figures of Korea Electric Power Corporation (“KEPCO”) and its six-generation subsidiaries (“GENCOs”) as presented below are not consolidated and made by simply adding the results of operations of KEPCO to the results of operations of GENCOs, after adjusting for major inter-company transactions. It must be noted that this information has been prepared by KEPCO for its internal purpose and for the convenience of KEPCO’s investors based upon the information that is available to the management at the time of preparation. This financial information has not been audited or reviewed by KEPCO’s independent accountants, Samjung & Co., or any other accountants and has not been prepared in accordance with the generally accepted accounting principles of any country. Accordingly, this financial information may not necessarily be indicative of the results of operations of KEPCO and GENCOs and should not be relied upon, or form a basis of entering into any contract, for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO and GENCOs.

Preliminary STATEMENT OF INCOME including six GENCOs only (un-audited)

for the first three months of 2006 and 2005

(unit: in billions of Korean Won)	From Jan. 1, 2006 Through Mar. 31, 2006	From Jan. 1, 2005 Through Mar. 31, 2005	Year on Year Change
Operating revenues:	6,852	6,264	9.4%

Sale of electric power	6,740	6,110	10.3%
Other operating revenues	26	59	-55.4%
Revenues for other businesses	86	95	-9.8%
Operating expenses:	5,841	4,903	19.1%

Fuel	2,703	2,154	25.5%
Power purchased for resale	511	345	48.1%
Maintenance	375	257	45.8%
Depreciation	1,215	1,197	1.5%
Other operating expenses	1,027	923	11.2%
Expenses for other businesses	9	27	-65.6%
Operating income	1,011	1,361	-25.7%

Other income:	407	511	-20.3%

FX gain	191	192	-0.7%
Investment income from affiliates	89	140	-36.7%
Other	128	179	-28.4%
Other expenses:	361	246	46.8%

Interest expenses	174	162	7.2%
FX loss	4	11	-68.2%
Investment loss from affiliates	60	2	3656.3%
Other	124	71	74.0%
Income before tax	1,057	1,626	-35.0%

Provision for income tax	325	511	-36.5%

Net income	732	1,114	-34.3%